Exhibit 99.3

Sun Life Financial Inc.

Form of Shareholder Proxy for the May 9, 2007 Annual Meeting

Shareholder Account Number:

See reverse side for instructions
for submitting your proxy.

The UNDERSIGNED common shareholder of Sun Life Financial Inc. (the “Company”) hereby appoints Ronald W. Osborne, Chairman of the Board, or failing him, Bertin F. Nadeau, Chairman of the Governance Committee, or failing him, a director of the Company appointed by the directors present at the meeting, or instead of any of the foregoing, __________________________as the proxy holder of the undersigned to attend, vote and act on behalf of the undersigned at the Annual Meeting of the Company to be held on May 9, 2007 and at a continuation of the meeting after any adjournment thereof, to the same extent and with the same powers as if the undersigned were personally present at such meeting or any such continuation thereof. A common shareholder has the right to appoint a person other than those designated above by inserting the name of such person in the space provided on the left.

Information on the following can be found in the Management Information Circular dated March 16, 2007.

The directors and management recommend common shareholders vote FOR the matters below. Unless otherwise specified, the proxy holders designated by the directors and management intend to vote FOR the matters below:

1.	Election of Directors	01 James C. Baillie	☐ For ☐ Withhold	08 Idalene F. Kesner	☐ For ☐ Withhold
		02 George W. Carmany, III	☐ For ☐ Withhold	09 Mitchell M. Merin	☐ For ☐ Withhold
		03 John H. Clappison	☐ For ☐ Withhold	10 Bertin F. Nadeau	☐ For ☐ Withhold
		04 David A. Ganong, CM	☐ For ☐ Withhold	11 Ronald W. Osborne	☐ For ☐ Withhold
		05 Germaine Gibara	☐ For ☐ Withhold	12 Donald A. Stewart	☐ For ☐ Withhold
		06 Krystyna T. Hoeg	☐ For ☐ Withhold	13 W. Vickery Stoughton	☐ For ☐ Withhold
		07 David W. Kerr	☐ For ☐ Withhold

2.	Appointment of Deloitte & Touche LLP as Auditor				☐ For ☐ Withhold

The directors and management recommend common shareholders vote AGAINST the matter below. Unless otherwise specified, the proxy holders designated by the directors and management intend to vote AGAINST the matter below:

3.	Shareholder Proposal No. 1	☐ For ☐ Against

Your Signature(s) (all common shareholders named on proxy must sign)	Date (dd/mm/yyyy)

X

S-1

Notes to the Form of Proxy

This form of proxy is solicited by and on behalf of the Board of Directors and management. This proxy is valid only for the Annual Meeting on May 9, 2007, and a continuation of the Annual Meeting after any adjournment thereof.

a)               If the common shareholder intends to vote by proxy, this form of proxy must be signed and dated by the common shareholder. All signatures must agree with the names on this proxy. If the common shareholder is a corporation, it must be signed by a duly authorized signing officer whose title should be provided.

b)              If this form of proxy is signed pursuant to a power of attorney, written evidence of the appointment of the attorney must be returned with the completed proxy.

c)               Should any of the nominees named in paragraph one of this proxy be unable to serve as a director for any reason, the proxy holder reserves the right to vote for another nominee in his or her discretion unless the proxy holder has been specifically instructed on this form of proxy to withhold the vote for the election of directors.

d)              This form of proxy confers discretionary authority upon the proxy holder with respect to matters that may properly come before the meeting.

e)               A duly completed form of proxy or alternate form of submission as described below, must be received by the Company’s transfer agent and registrar, CIBC Mellon Trust Company, no later than 5:00 pm (Toronto time) on Monday, May 7, 2007 or two business days prior to a continuation of the meeting after any adjournment.

f)                This proxy must be delivered in accordance with the provisions set out in the Management Information Circular dated March 16, 2007.

Instructions for Submitting Your Proxy

By Mail:	Mark, sign, date and return in the envelope provided.

By Fax:	Mark, sign, date and fax to (1)-416-368-2502.

THIS IS THE END OF THE PROXY FORM FOR THE 2007 ANNUAL MEETING.

Please read and complete the boxes below.

Shareholder’s Name and Account Number
Annual Financial Statements

The Insurance Companies Act (Canada) provides that you may decline to receive annual financial statements if you provide your consent in writing. Please indicate if you do not wish to receive future annual financial statements. If you do not provide instructions, the annual financial statements will be mailed to you. You may change your instructions at any time by writing to the Company’s transfer agent at: CIBC Mellon Trust Company, PO Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada M5C 2W9.

☐ I do not wish to receive annual financial statements.
Your Signature(s) (all common shareholders named on proxy must sign)	Date (dd/mm/yyyy)
X

If you have questions regarding this proxy, please refer to page three of the Management Information Circular for contact information.

The following is a transcription of searchable text for the Form of Proxy in Exhibit 99.3

S-1

Sun Life Financial Inc.

Form of Shareholder Proxy for the May 9, 2007 Annual Meeting

Your control number is:

See reverse side for instructions
for submitting your proxy.

The UNDERSIGNED common shareholder of Sun Life Financial Inc. (the “Company”) hereby appoints Ronald W. Osborne, Chairman of the Board, or failing him, Bertin F. Nadeau, Chairman of the Governance Committee, or failing him, a director of the Company appointed by the directors present at the meeting, or instead of any of the foregoing, __________________________as the proxy holder of the undersigned to attend, vote and act on behalf of the undersigned at the Annual Meeting of the Company to be held on May 9, 2007 and at a continuation of the meeting after any adjournment thereof, to the same extent and with the same powers as if the undersigned were personally present at such meeting or any such continuation thereof. A common shareholder has the right to appoint a person other than those designated above by inserting the name of such person in the space provided on the left.

Information on the following can be found in the Management Information Circular dated March 16, 2007.

The directors and management recommend common shareholders vote FOR the matters below. Unless otherwise specified, the proxy holders designated by the directors and management intend to vote FOR the matters below:

1.	Election of Directors	01 James C. Baillie	☐ For ☐ Withhold	08 Idalene F. Kesner	☐ For ☐ Withhold
		02 George W. Carmany, III	☐ For ☐ Withhold	09 Mitchell M. Merin	☐ For ☐ Withhold
		03 John H. Clappison	☐ For ☐ Withhold	10 Bertin F. Nadeau	☐ For ☐ Withhold
		04 David A. Ganong, CM	☐ For ☐ Withhold	11 Ronald W. Osborne	☐ For ☐ Withhold
		05 Germaine Gibara	☐ For ☐ Withhold	12 Donald A. Stewart	☐ For ☐ Withhold
		06 Krystyna T. Hoeg	☐ For ☐ Withhold	13 W. Vickery Stoughton	☐ For ☐ Withhold
		07 David W. Kerr	☐ For ☐ Withhold

2.	Appointment of Deloitte & Touche LLP as Auditor			☐ For ☐ Withhold

The directors and management recommend common shareholders vote AGAINST the matter below. Unless otherwise specified, the proxy holders designated by the directors and management intend to vote AGAINST the matter below:

3.	Shareholder Proposal No. 1	☐ For ☐ Against

Your Signature(s) (all common shareholders named on proxy must sign)	Date (dd/mm/yyyy)

X

S-3

Notes to the Form of Proxy

This form of proxy is solicited by and on behalf of the Board of Directors and management. This proxy is valid only for the Annual Meeting on  May 9, 2007, and a continuation of the Annual Meeting after any adjournment thereof.

a)               If the common shareholder intends to vote by proxy, this form of proxy must be signed and dated by the common shareholder. All signatures must agree with the names on this proxy. If the common shareholder is a corporation, it must be signed by a duly authorized signing officer whose title should be provided.

b)              If this form of proxy is signed pursuant to a power of attorney, written evidence of the appointment of the attorney must be returned with the completed proxy.

c)               Should any of the nominees named in paragraph one of this proxy be unable to serve as a director for any reason, the proxy holder reserves the right to vote for another nominee in his or her discretion unless the proxy holder has been specifically instructed on this form of proxy to withhold the vote for the election of directors.

d)              This form of proxy confers discretionary authority upon the proxy holder with respect to matters that may properly come before the meeting.

e)               A duly completed form of proxy or alternate form of submission as described below, must be received by the Company’s transfer agent and registrar, CIBC Mellon Trust Company, no later than 5:00 pm (Toronto time) on Monday, May 7, 2007 or two business days prior to a continuation of the meeting after any adjournment.

f)                This proxy must be delivered in accordance with the provisions set out in the Management Information Circular dated March 16, 2007.

Instructions for Submitting Your Proxy

By Mail:	Mark, sign, date and return in the envelope provided.

By Fax:	Mark, sign, date and fax to (1)-416-368-2502.

By Telephone:

From Canada or the United States only, using a touch-tone telephone call toll free 1-866-271-1207 (English and French) and follow the voice instructions. You will need to refer to your control number printed on the front of this proxy form.

By Internet:	Access www.eproxyvoting.com/slf (English and French) and follow the instructions. You will need to refer to your control number printed on the front of this proxy form.

THIS IS THE END OF THE PROXY FORM FOR THE 2007 ANNUAL MEETING.

Please read and complete the boxes below.

Shareholder’s Name and Account Number
Annual Financial Statements

Current legislation requires Sun Life Financial Inc. to ask all non-registered shareholders who have requested receipt of all materials if they wish to receive annual financial statements. If you do not provide instructions, the annual financial statement will not be mailed to you. You will be asked this question annually.

	☐	I wish to receive 2007 annual financial statements.
Electronic Delivery of Documents

Securities law permits the delivery of some documents to you by electronic means. You must provide your consent to such delivery by completing the Electronic Delivery Registration Form below and returning it in the envelope provided. We encourage you to take advantage of this service.

You may change your e-mail address at any time by writing to the Company’s transfer agent at: CIBC Mellon Trust Company, PO Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada M5C 2W9.
Electronic Delivery Registration Form	To: ☐

CIBC Mellon Trust Company

I wish to receive materials prepared by Sun Life Financial Inc. such as notices of annual or special shareholder meetings, information circulars, annual financial statements and other information required to be sent to shareholders, electronically.

My e-mail address is: _________________________________________________
Your Signature(s) (all common shareholders named on proxy must sign)		Date (dd/mm/yyyy)
X

If you have questions regarding this proxy, please refer to page three of the Management Information Circular for contact information.

The following is a transcription of searchable text for the Form of Proxy in Exhibit 99.3

S-3

Sun Life Financial Inc.

Form of Shareholder Proxy for the May 9, 2007 Annual Meeting

Please clearly print your name and address below:	Shareholder Account Number:

Your Shareholder Account Number can be
located on Sun Life Financial Inc. dividend
cheques or your Share Ownership Statement
mailed from CIBC Mellon Trust Company.

See reverse side for instructions
for submitting your proxy.

The UNDERSIGNED common shareholder of Sun Life Financial Inc. (the “Company”) hereby appoints Ronald W. Osborne, Chairman of the Board, or failing him, Bertin F. Nadeau, Chairman of the Governance Committee, or failing him, a director of the Company appointed by the directors  present at the meeting, or instead of any of the foregoing, ___________________________as the proxy holder of the undersigned to attend, vote and act on behalf of the undersigned at the Annual Meeting of the Company to be held on May 9, 2007 and at a continuation of the meeting after any adjournment thereof, to the same extent and with the same powers as if the undersigned were personally present at such meeting or any such continuation thereof. A common shareholder has the right to appoint a person other than those designated above by inserting the name of such person in the space provided on the left.

Information on the following can be found in the Management Information Circular dated March 16, 2007.

The directors and management recommend common shareholders vote FOR the matters below. Unless otherwise specified, the proxy holders designated by the directors and management intend to vote FOR the matters below:

1.	Election of Directors	01 James C. Baillie	☐ For ☐ Withhold	08 Idalene F. Kesner	☐ For ☐ Withhold
		02 George W. Carmany, III	☐ For ☐ Withhold	09 Mitchell M. Merin	☐ For ☐ Withhold
		03 John H. Clappison	☐ For ☐ Withhold	10 Bertin F. Nadeau	☐ For ☐ Withhold
		04 David A. Ganong, CM	☐ For ☐ Withhold	11 Ronald W. Osborne	☐ For ☐ Withhold
		05 Germaine Gibara	☐ For ☐ Withhold	12 Donald A. Stewart	☐ For ☐ Withhold
		06 Krystyna T. Hoeg	☐ For ☐ Withhold	13 W. Vickery Stoughton	☐ For ☐ Withhold
		07 David W. Kerr	☐ For ☐ Withhold

2.	Appointment of Deloitte & Touche LLP as Auditor			☐ For ☐ Withhold

The directors and management recommend common shareholders vote AGAINST the matter below. Unless otherwise specified, the proxy holders designated by the directors and management intend to vote AGAINST the matter below:

3.	Shareholder Proposal No. 1	☐ For ☐ Against

Your Signature(s) (all common shareholders named on proxy must sign)	Date (dd/mm/yyyy)

X

S-3e

Notes to the Form of Proxy

This form of proxy is solicited by and on behalf of the Board of Directors and management. This proxy is valid only for the Annual Meeting on  May 9, 2007, and a continuation of the Annual Meeting after any adjournment thereof.

a)               If the common shareholder intends to vote by proxy, this form of proxy must be signed and dated by the common shareholder. All signatures must agree with the names on this proxy. If the common shareholder is a corporation, it must be signed by a duly authorized signing officer whose title should be provided.

b)              If this form of proxy is signed pursuant to a power of attorney, written evidence of the appointment of the attorney must be returned with the completed proxy.

c)               Should any of the nominees named in paragraph one of this proxy be unable to serve as a director for any reason, the proxy holder reserves the right to vote for another nominee in his or her discretion unless the proxy holder has been specifically instructed on this form of proxy to withhold the vote for the election of directors.

d)              This form of proxy confers discretionary authority upon the proxy holder with respect to matters that may properly come before the meeting.

e)               A duly completed form of proxy or alternate form of submission as described below, must be received by the Company’s transfer agent and registrar, CIBC Mellon Trust Company, no later than 5:00 pm (Toronto time) on Monday, May 7, 2007 or two business days prior to a continuation of the meeting after any adjournment.

f)                This proxy must be delivered in accordance with the provisions set out in the Management Information Circular dated March 16, 2007.

Instructions for Submitting Your Proxy

By Mail:	Mark, sign, date and return to CIBC Mellon Trust Company, PO Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada M5C 2W9.

By Fax:	Mark, sign, date and fax to (1)-416-368-2502.

By Telephone:

From Canada or the United States only, using a touch-tone telephone call toll free 1-866-271-1207 (English and French) and follow the voice instructions. You will need to refer to the control number provided in the e-mail notification you received.

By Internet:	Access www.eproxyvoting.com/slf (English and French) and follow the instructions. You will need to refer to the control number provided in the e-mail notification you received.

THIS IS THE END OF THE PROXY FORM FOR THE 2007 ANNUAL MEETING.

Please read and complete the boxes below.

Shareholder’s Name and Account Number	(please insert the full name of all common shareholders and the Shareholder Account Number)
Annual Financial Statements

Current legislation requires Sun Life Financial Inc. to ask all non-registered shareholders who have requested receipt of all materials if they wish to receive annual financial statements. If you do not provide instructions, the annual financial statement will not be mailed to you. You will be asked this question annually.

	☐	I wish to receive 2007 annual financial statements.
Electronic Delivery of Documents

Securities law permits the delivery of some documents to you by electronic means. You must provide your consent to such delivery by completing the Electronic Delivery Registration Form below and returning it in the envelope provided. We encourage you to take advantage of this service.

You may change your e-mail address at any time by writing to the Company’s transfer agent at: CIBC Mellon Trust Company, PO Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada M5C 2W9.
Electronic Delivery Registration Form	To: ☐

CIBC Mellon Trust Company

I wish to receive materials prepared by Sun Life Financial Inc. such as notices of annual or special shareholder meetings, information circulars, annual financial statements and other information required to be sent to shareholders, electronically.

My e-mail address is: _________________________________________________
Your Signature(s) (all common shareholders named on proxy must sign)		Date (dd/mm/yyyy)
X

If you have questions regarding this proxy, please refer to page three of the Management Information Circular for contact information.

The following is a transcription of searchable text for the Form of Proxy in Exhibit 99.3

S-3e